Filed by Alpha Capital Acquisition Company

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Alpha Capital Holdco Company

(Commission File No.: 333-262552)

Semantix Announces Effectiveness of Alpha Capital’s F-4 Registration Statement

Special Meeting of Alpha Capital Shareholders to Approve Business Combination, Scheduled for August 2, 2022

Upon Closing, the Combined Company’s Common Stock is Expected to Trade on Nasdaq Under the Ticker “STIX”

July 12, 2022 08:00 AM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Semantix, Latin America’s first fully integrated data platform, announced that on July 11, 2022, the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form F-4 (“Registration Statement”) in connection with its proposed business combination (the “Business Combination”) with Alpha Capital (NASDAQ: ASPC), a special purpose acquisition company (“SPAC”) focused on technology in Latin America. The Registration Statement provides important information about Semantix, Alpha Capital, and the Business Combination.

Alpha Capital also announced it has established a record date of June 14, 2022 and a meeting date of August 2, 2022 for its special meeting (the “Special Meeting”) to vote on the Business Combination with Semantix. Accordingly, Alpha Capital has filed its definitive proxy statement relating to the Special Meeting with the SEC, and has commenced mailing the definitive proxy statement/prospectus to its shareholders as of the record date. The Business Combination is expected to close shortly after the Special Meeting, subject to shareholder approvals and satisfaction of other customary closing conditions. Upon closing, the combined company is expected to list on Nasdaq with its Class A common stock trading under the new ticker symbol, “STIX”.

“We are pleased to have reached this important milestone on our journey to becoming a public company,” said Semantix CEO and Founder Leonardo Santos. “We believe this transaction will enable us to accelerate our growth and extend our leadership position outside of Latin America.”

“Semantix’s end-to-end SaaS platform has tremendous opportunity to solve their customers’ data analytics and AI journey problems,” said Rafael Steinhauser, Founder and President, and Alec Oxenford, Founder & CEO, both of Alpha Capital. “We encourage our fellow Alpha Capital shareholders to support this business combination.”

In addition to the $230 million in Alpha Capital’s trust account (assuming no shareholder redemptions), the Business Combination includes non-redemption commitments and a private placement (the “PIPE”) of approximately $100 million, with key participation from Innova Capital, Bradesco, Crescera, and FJ Labs. The Business Combination values Semantix at a post-transaction equity value of approximately $1 billion, assuming no redemptions by Alpha Capital’s shareholders.

Semantix’s management team, led by CEO and Founder Leonardo Santos, CFO Adriano Alcalde, General Manager LatAm Andre Frederico, and CSO and Investor Relations Officer Marcela Bretas, will continue to lead the public company following the Business Combination.

Semantix intends to use the proceeds from the Business Combination to enhance its product portfolio and expand its operations internationally.

Special Meeting Details

The meeting will be held physically at the offices of Davis Polk & Wardwell LLP located at 1600 El Camino Real, Menlo Park, California 94025, and virtually via live webcast at 10:00 am Eastern Time on August 2, 2022 and will be accessible by visiting www.virtualshareholdermeeting.com/ASPC2022SM.

Alpha Capital shareholders are encouraged to attend the extraordinary general meeting virtually via live webcast. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement.

The Alpha Capital board of directors recommends all shareholders vote “FOR” ALL PROPOSALS in advance of the Special Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the easy instructions on the proxy card.

About Semantix

Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

About Alpha Capital Acquisition Company

Alpha Capital (Nasdaq: ASPC) is a special purpose acquisition company (“SPAC”) that has planned to combine its business with a Latin American-focused technology company since its $230 million initial public offering on Nasdaq in February 2021. The firm’s founders and sponsors are Alec Oxenford, CEO and Chairman, and Rafael Steinhauser, President and Director. The company’s co-sponsors include Innova Capital, FJ Labs and Dr. Irwin Jacobs. For more information, visit alpha-capital.io.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s proxy statement / prospectus that forms a part of the Registration Statement on Form F-4 (Reg. No. 333-262552), filed with the SEC on July 11, 2022 under the heading “Risk Factors,” and other documents of Alpha Capital has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this press release. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. The Registration Statement has been declared effective on July 11, 2022 and includes a definitive proxy statement to be distributed to Alpha Capital’s shareholders as of the record date established for voting on the proposed business combination in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. Alpha Capital's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and the definitive proxy statement / prospectus, in connection with Alpha Capital's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR

ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Semantix
Semantix@icrinc.com

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